UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC

No Act

DIVISION OF
CORPORATION FINAN[redacted]



July 21, 2006



Ora T. Fisher
Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 7/21/2006

Re: National Semiconductor Corporation

Dear Ms. Fisher:

This is in regard to your letter dated July 18, 2006 concerning the shareholder proposal submitted by the Amalgamated Bank LongView Collective Investment Fund for inclusion in National Semiconductor's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that National Semiconductor therefore withdraws its June 12, 2006 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Ted Yu

Ted Yu
Special Counsel



cc: Cornish F. Hitchcock
5301 Wisconsin Avenue, N.W., Suite 350
Washington, D.C. 20015-2015

140 Scott Drive
Menlo Park, California 94025
Tel: (650) 328-4600 Fax: (650) 463-2600
www.lw.com

LATHAM&WATKINS LLP

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June 12, 2006



**BY HAND DELIVERY**

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: National Semiconductor Corporation; Shareholder Proposal Submitted by Amalgamated Bank LongView Collective Investment Fund

Ladies and Gentlemen:

Our client, National Semiconductor Corporation (the "Company"), seeks to omit from its proxy statement and form of proxy for its 2006 annual meeting of shareholders (collectively, the "Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") that the Company received from Amalgamated Bank LongView Collective Investment Fund (the "Proponent"). The Proposal requests that an independent committee of the Company's Board of Directors prepare a report evaluating the risk of damage to the Company's brand and reputation in the United States in the event that the Company fails to achieve job creation goals following the repatriation of overseas funds for that purpose under the American Jobs Creation Act ("AJCA"). The Proposal, Supporting Statement, and related correspondence are attached to this letter as Exhibit A.

On behalf of our client, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal is excludable pursuant to Rule 14a-8(i)(7) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), because the Proposal relates to the Company's ordinary business operations.

**I. The Proposal**

The Proposal states:

RESOLVED: The shareholders of National Semiconductor Corporation ("National Semiconductor" or the "Company") urge an independent committee of the Board of

Directors to prepare a report, at reasonable expense and to be made available to shareholders upon request, that evaluates the risk of damage to the Company's brand and reputation in the United States should the Company fail to achieve job creation goals following the repatriation of overseas funds for that purpose under the American Jobs Creation Act.

## II. Analysis

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal if the proposal "deals with a matter relating to the company's ordinary business operations." According to the Exchange Act Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release").

The 1998 Release states that the policy underlying the ordinary business exclusion rests on two central considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." An example of such a task is "management of the workforce, such as the hiring, promotion, and termination of employees." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff has further stated that a shareholder proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the proposed report involves a matter of ordinary business. *See* Release No. 34-20091 (Aug. 16, 1983); *see also* Johnson Controls, Inc. (avail. Oct. 26, 1999) (stating that "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business ... it may be excluded under rule 14a-8(i)(7)").

The Staff has also made clear that a shareholder proposal may be saved from exclusion under Rule14a-8(i)(7) if the proposal raises significant social policy issues. *See* 1998 Release (stating that proposals that focus on "sufficiently significant social policy issues ... generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters"). The Staff has further stated that "[i]n determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole." Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C").

In sum, a shareholder proposal is excludable under Rule 14a-8(i)(7) if the proposal relates to ordinary business operations and if the focus of the proposal is not a significant social policy issue. Neither the Proposal nor the Supporting Statement raise any significant social policy issues. The Proposal and the Supporting Statement implicate the Company's ordinary business operations by addressing both an evaluation of risk facing the Company as a result of its operations and the Company's management of its workforce. By discussing brand and reputation, the Proposal and Supporting Statement focus entirely on the financial repercussions for the Company itself and do not even reference the social repercussions of job creation for other constituents. Consequently, the Company seeks to omit the Proposal from the Proxy Materials under Rule 14a-8(i)(7).

**A. The Proposal Relates to the Company's Ordinary Business Operations**

*(1) The Proposal Focuses on an Internal Assessment of Risks that the Company Faces as a Result of its Business Operations*

The Proposal requests that the Board of Directors prepare a report evaluating the "risk of damage to the Company's brand and reputation" in the event that the Company "fail[s] to achieve job creation goals," and the Supporting Statement emphasizes that "[t]he Company's brand and reputation are very valuable." Essentially, the Proposal seeks an assessment of financial risks arising from the Company's workforce and employment decisions, which are fundamental tasks in management's obligation to run the Company on a day-to-day basis.

It is well established that shareholder proposals requesting detailed information regarding a company's assessment of the financial repercussions of its business operations intrude into matters of ordinary conduct of business and are thus excludable under Rule 14a-8(i)(7). In SLB 14C, the Staff stated that "[t]o the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as result of its operations ..., we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk."

The Staff has specifically permitted the exclusion of shareholder proposals requesting an assessment of brand and reputational risks that arise from a company's workforce and employment decisions as well as other categories of risks. In General Electric Company (avail. Jan. 13, 2006), the Staff concurred that the company could exclude under Rule 14a-8(i)(7) a shareholder proposal requesting that the company's board of directors prepare a report assessing "the risk of damage to ... brand name and reputation" as a result of the company's decision to outsource its work. The Staff reasoned that the proposal related to the company's "ordinary business operations (*i.e.*, evaluation of risk)." Under Rule 14a-8(i)(7), the Staff has also permitted the exclusion of shareholder proposals seeking an evaluation of other categories of risks. *See, e.g.*, Dow Chemical Company (avail. Feb. 23, 2005) (excluding a proposal requesting a report on the reputational and financial impact of the company's response to pending litigation); Cinergy Corp. (avail. Feb. 5, 2004) (excluding proposals requesting a report disclosing "the economic risks associated with the Company's ... future emissions" of various greenhouse gases, and "the economic benefits of committing to a substantial reduction of those emissions related to its current business activities"); Newmont Mining Corp. (Feb. 4, 2004) (excluding a proposal requesting a report on the risk to the company's operations, profitability and reputation arising from social and environmental liabilities); Willamette Industries, Inc. (avail. Mar. 20, 2001) (excluding a proposal related to a request for a report on environmental problems, including an estimate of "worst case financial exposure due to environmental issues for the next ten years").

LATHAM&WATKINS LLP

As with the no-action letters discussed above, in requesting a report "that evaluates the risk of damage to the Company's brand and reputation," the Proposal focuses on "an internal assessment of the risks" that the Company must evaluate and address as part of its day-to-day operating decisions. Thus, the Proposal implicates the Company's ordinary business operations and is excludable under Rule 14a-8(i)(7).

*(2) The Proposal Relates to the Company's Management of its Workforce*

The Proposal's request for a report assessing the risks arising from a failure "to achieve job creation goals" addresses precisely the type of "management of the workforce, such as the hiring ... of employees" that the Securities and Exchange Commission (the "Commission") identified in the 1998 Release as a fundamental task of ordinary business operations. The Staff has repeatedly concurred that shareholder proposals are excludable under Rule 14a-8(i)(7) where the subject matter of the requested reports pertain to the company's management of its workforce. *See, e.g.*, General Electric Company (avail. Jan. 13, 2006) (proposal requesting "a report evaluating the risk of damage to ... brand name and reputation" in connection with outsourcing decisions); Mattel, Inc. (avail. Feb. 4, 2005) (proposal requesting that the company prepare a "job loss and dislocation impact statement" in connection with offshore relocation actions); Commercial Credit Group Inc. (avail. Feb 4, 2005) (same).

While the Proposal's focus is the evaluation of risk, the Proposal would require an evaluation of the Company's management of its workforce in order to accurately assess the consequences of a failure to achieve job creation goals. To implement the Proposal, the Board would have to prepare a report consisting largely of information regarding the potential repercussions of the Company's workforce management decisions. Nearly identical subject matter have provided grounds for exclusion under Rule 14a-8(i)(7) in the no-action letters referenced above.

**B. The Proposal Does Not Focus on Significant Social Policy Issues**

No significant social policy issues are raised in either the Proposal or the Supporting Statement. While the creation of jobs in the United States indeed may be a significant social policy issue, that issue is ignored by the Proposal and the Supporting Statement. The Proposal focuses solely on the Company's ordinary business operations. By its express terms, the Proposal's central focus is "the risk of damage to the Company's brand and reputation in the United States." The Supporting Statement confirms that the Proposal's focus is limited to potential repercussions for the Company and only the Company:

> The Company's brand and reputation are very valuable. Given the public controversy over repatriation, we believe that it is important for the Board to evaluate the risks to that brand and reputation should the Company's policies bring home $500,000,000 for "job creation" purposes without achieving that goal.

The language of the Supporting Statement fails to even reference the social repercussions of failing to achieve job creation goals. The first two paragraphs of the Supporting Statement describe the AJCA; the third paragraph describes the reduction in size of the Company's workforce; the fourth paragraph discusses the growing concern over the ineffectiveness of the AJCA; and the final paragraph, quoted in its entirety above, reiterates concerns over potential financial repercussions for the Company. In brief, the Supporting Statement consists entirely of an identification of a potential risk facing the Company and a general statement regarding the possible repercussions for the Company and for no other constituency. The Supporting Statement does not address the creation of American jobs, or any social policy issue for that matter.

It should also be observed that even if the Proposal did address a significant social policy issue, the Proposal should nevertheless be excludable. The Staff has concluded that certain employment-related proposals may focus on sufficiently significant social policy issues so as to preclude exclusion under Rule 14a-8(i)(7). However, the Staff has also consistently concurred that a proposal may be excluded in its entirety when it addresses both ordinary and non-ordinary business matters. For example, in General Electric Company (avail. Jan. 13, 2006), a proposal explicitly addressing the social repercussions of outsourcing (*e.g.*, violation of human rights abroad, reduction of compensation for American workers, deterioration of American communities resulting from reduced income, and decrease in morale of American workers) was nonetheless deemed excludable because the proposal also requested an "evaluation of risk", which relates to ordinary business matters under Rule 14a-8(i)(7).

## III. Conclusion

As discussed above, the Company believes the Proposal is excludable under Rule 14a-8(i)(7) . We respectfully request that the Staff not recommend any enforcement action if the Company excludes the Proposal from its Proxy Materials. Consistent with the provisions of Rule 14a-8(j), we are concurrently providing copies of this correspondence to the Proponent.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before the Company files its definitive Proxy Materials with the Commission. The Company intends to file its definitive Proxy Materials with the Commission on or about September 1, 2006, and the Company's annual meeting of shareholders will occur on or about October 6, 2006. On behalf of the Company, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

We recognize that the Staff has not interpreted Rule 14a-8 to require the Proponent to provide the Company and its counsel a copy of any correspondence that the Proponent submits to the Staff. Therefore, in the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponent or other persons, unless that correspondence has specifically confirmed to the Staff that the Company or its undersigned counsel have timely been provided with a copy of the correspondence.

LATHAM&WATKINS LLP

If we can provide additional information to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at (650) 463-2616 or my partner Barry Bryer at (212) 906-1340.

Sincerely,

Ora T. Fisher / BNH

Ora T. Fisher
of LATHAM & WATKINS LLP

Enclosures

cc: John M. Clark III, National Semiconductor Corporation
Barry A. Bryer, Latham & Watkins LLP
Cornish F. Hitchcock, Amalgamated Bank LongView Collective Investment Fund

EXHIBIT A

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960

E-MAIL:
CONH@HITCHLAW.COM

RECEIVED
JUN - 2 2006
NSC LEGAL DEPT

1 June 2006

Mr. John M. Clark, III
Corporate Secretary
National Semiconductor Corporation
M/S G3-135
2900 Semiconductor Drive
Santa Clara, California 95052

By UPS

Re: Shareholder proposal for 2006 annual meeting

Dear Mr. Clark:

On behalf of the Amalgamated Bank LongView Collective Investment Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that National Semiconductor plans to circulate to shareholders in anticipation of the 2006 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to the Company's repatriation of overseas earnings.

The Fund is an S&P 500 fund, located at 11-15 Union Square, New York, N.Y. 10003, with assets exceeding $4 billion. Created by the Amalgamated Bank in 1992, the Fund has beneficially owned more than $2000 worth of National Semiconductor common stock for more than a year. A letter confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2006 annual meeting, which a representative is prepared to attend.

If you require any additional information, please let me know.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

RESOLVED: The shareholders of National Semiconductor Corporation ("National Semiconductor" or the "Company") urge an independent committee of the Board of Directors to prepare a report, at reasonable expense and to be made available to shareholders upon request, that evaluates the risk of damage to the Company's brand and reputation in the United States should the Company fail to achieve job creation goals following the repatriation of overseas funds for that purpose under the American Jobs Creation Act.

## SUPPORTING STATEMENT

As part of the American Jobs Creation Act of 2004, Congress allowed companies to "repatriate" profits earned by foreign subsidiaries and to use those funds to create jobs in the United States. Specifically, the Act established a one-year tax holiday, under which profits held overseas would be taxed at an 85% discount from the usual rate if those funds were brought home and used to create jobs.

The Act limits the types of investments that can be used with repatriated funds to such areas as worker hiring and retraining workers, infrastructure and capital investments, debt repayment or funding pension plans. The Act requires companies that use this tax break to develop a Domestic Reinvestment Plan, to be approved by the CEO and Board of Directors, that describes how these funds will be used for the job creation purposes of the Act.

Since early 2005 National Semiconductor has been reducing the size of its workforce, both in the United States and abroad. Despite these cutbacks, the Company announced in April 2006 its current estimate that as much as $500,000,000 in foreign earnings would be repatriated.

There is public concern that companies using this tax holiday are not achieving the job creation goals of the Act. *The Wall Street Journal* reported in March 2005 that there "is more evidence that a tax break intended to boost U.S. jobs isn't getting the job done." Among the evidence cited was the decision by National Semiconductor and other companies to slash jobs while bringing foreign profits home. *The New York Times* noted in November 2005 that other companies are repatriating funds while simultaneously using cash to buy back their own stocks, even though such buybacks are not a permitted use of repatriated funds.

The Company's brand and reputation are very valuable. Given the public controversy over repatriation, we believe that it is important for the Board to evaluate the risks to that brand and reputation should the Company's policies bring home $500,000,000 for "job creation" purposes without achieving that goal.

We urge you to vote **FOR** this proposal.

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960

E-MAIL:
CONH@HITCHLAW.COM

7 July 2006

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

BY HAND

Re: Request for no-action relief from National Semiconductor Corporation

Dear Counsel:

I write on behalf of Amalgamated Bank LongView Collective Investment Fund (the "Fund") in response to the letter dated 12 June 2006 from Ora T. Fisher on behalf of National Semiconductor Corporation ("National Semiconductor" or the "Company"). In that letter the Company advises that it intends to omit from its proxy materials a resolution submitted by the Fund dealing with implementation of the American Jobs Creation Act ("AJCA" or the "Act"). For the reasons set forth below, the Fund submits that the Company has not carried its burden of establishing that the Fund's resolution may be omitted, and we ask the Division to advise National Semiconductor accordingly.

The Fund's Proposal

The Fund's resolution requests that an independent committee of the Board of Directors "prepare a report, at reasonable expense and to be made available to shareholders upon request, that evaluates the risk of damage to the Company's brand and reputation in the United States should the Company fail to achieve job creation goals following the repatriation of overseas funds for that purpose under the American Jobs Creation Act."

The supporting statement explains that the Act, passed in 2004, established a one-year tax holiday, under which profits held overseas by a company's foreign subsidiaries would be taxed at an 85% discount from the usual rate if those funds were brought home and used to create jobs. The Act limits the types of investments that can be used with repatriated funds to such areas as worker hiring and retraining workers, infrastructure and capital investments, debt repayment or funding pension plans. The Act requires companies that use this tax break to develop a Domestic Reinvestment Plan, to be approved by the CEO and Board of Directors, that describes how these funds will be used for the job creation purposes of the Act.

National Semiconductor has stated in public filings with the Commission that it intends to take advantage of this tax credit. Its most recent announcement, in a Form 10-Q dated 3 April 2006, estimates that as much as $500 million could be repatriated under the program.

This tax break comes at a crucial time. As the resolution points out, National Semiconductor has been reducing its work force. At the same time, there has been public criticism that beneficiaries of the Act are taking the tax savings while simultaneously slashing jobs. Indeed, National Semiconductor was highlighted in a March 2005 article in *The Wall Street Journal* that reported "more evidence that a tax break intended to boost U.S. jobs isn't getting the job done." *The New York Times* noted in November 2005 that other companies are repatriating funds while simultaneously using cash to buy back their own stocks, even though such buy-backs are not a permitted use of repatriated funds.

Thus, whether it wants to be there or not, National Semiconductor finds itself part of a public debate about whether the Act is achieving its purposes. The supporting statement concludes that this backlash could have an impact on the Company's brand and reputation, thus giving rise to the request for an independent committee of directors to evaluate the risks to that brand and reputation should National Semiconductor take advantage of a significant tax incentive designed to create jobs if those jobs are not created.

<u>Analysis.</u>

National Semiconductor cites only one basis for its position, namely, the "ordinary business" exclusion in SEC Rule 14a-8(i)(7), which permits the omission of a proposal that "deals with a matter relating to the company's ordinary business operations."

The scope of this provision was articulated in a 1976 rulemaking involving the predecessor version of this exclusion, then denominated as Rule 14a-8(c)(7). The Commission explained that the exclusion permits the omission of a proposal if the proposal raises issues that "are mundane in nature and do not involve any substantial policy or other considerations." SEC Release No. 34-12999, 41 Fed. Reg. 52994, 52998 (3 December 1976). Thus, the (i)(7) exclusion requires a company to prove a negative, namely, that there are not "any substantial policy or other considerations present."

As National Semiconductor correctly observes, the Commission further commented on the scope of the (i)(7) exclusion in Release No. 34-40018, 63 Fed. Reg. 29106 (28 May 1998) (the "1998 Release"), which affirmed the "substantial policy" benchmark adopted in 1976. *Id.* at 29108. The 1998 Release made no substantive change to the text, but spoke of two "central considerations" that guide the analysis: First, some tasks are "so fundamental to management's ability to run the business on a day-to-day basis" that they may be excluded, the examples cited being "management of the workforce, such as the hiring, promotion or termination of employees, decisions on production quality and quantity, and the retention of suppliers." Second, a company may omit proposals that seek to probe certain issues in such "intricate detail" that they appear to "micro-manage" the program. *Id.*

The 1998 Release does not establish the point that any proposal relating to a company's workforce may automatically be excluded from a company's proxy materials. Indeed, the Commission had adopted such a generic exclusionary view in the *Cracker Barrel* decision in the early 1990s, only to have that interpretation invalidated in court. *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877 (S.D.N.Y. 1993) ("*Wal-Mart*"). The 1998 Release cited by National Semiconductor reversed *Cracker Barrel* and reiterated the prior view that workplace-related proposals are proper subjects for shareholder action if they are not devoid of "substantial policy or other considerations." 63 Fed. Reg. at 29108.

Thus, under the 1998 Release, proposals relating to a company's *policies* regarding equal employment opportunity (as in *Wal-Mart*) or its *policies* on discrimination against homosexual employees (as in *Cracker Barrel*) may not be excluded under Rule 14a-8(i)(7), although more specific resolutions that might appear to "micro-manage" operations may be excluded. In a sense, the 1998 Release came full circle to an interpretation adopted nearly ten years earlier involving the issue of plant closings, with the Division recognizing a crucial distinction between proposals that try to regulate a company's attempt to close a specific plant (which may be excluded) and proposals requesting a report on the "impact on communities of the closing or consolidation of Company facilities" (which must be included). *Pacific Telesis Group* (2 February 1989). In *Pacific Telesis*, the Division explained that the latter proposal was broader in scope and more policy-oriented, adding that "such proposals . . . involve substantial corporate policy considerations that go beyond the conduct of the Company's ordinary business operations." That letter was cited approvingly in the 1998 Release. 63 Fed. Reg. at 29108 n.34.

The Fund's proposal here thus is similar in character to the policy-oriented proposals in *Wal-Mart* and *Cracker Barrel* and *Pacific Telesis*. The Fund's proposal does not focus on specifics of which plants should remain open, how many jobs should remain in this country or similar judgments that managers are required to make on a regular basis. The proposal does not focus on the economics of National Semiconductor's industry or the details of the Company's business plan or where the Company hopes to be in five years. Instead, the proposal focuses on an exogenous event with obvious policy significance – Congress's enactment of a singular piece of legislation that offers companies significant financial benefits, but with an expectation that the resulting revenues will be used in a certain way, *i.e.*, to promote domestic job creation.[1]

As indicated by the news coverage cited in the Fund's supporting statement, the initial coverage of the effectiveness of the American Jobs Creation Act has been skeptical at best, with leading newspapers reporting the seeming disconnect between companies laying off employees at the same time that they are repatriating hundreds of millions (if not billions) of dollars that are intended for job creation. A final assessment of how many jobs have been created as a result of the AJCA has not yet been conducted, however. Indeed, National Semiconductor's most recent Form 10-Q indicates that the Company does not yet know the final amount of the repatriated sums. Nonetheless, the effect of this Act on domestic job production will doubtless soon be tallied. Given the extent of media coverage to date, however, it takes little imagination to see that companies that pocketed repatriated funds while laying off workers may suffer reputational injuries in the public eye – a result that surely is not in the shareholders' interest.

Under the circumstances it is a fair inquiry for a shareholder to ask that an independent group of directors consider these broader issues, which transcend specific decisions on such matters as which plant should be closed, which plant should be expanded, and which jobs should be transferred overseas. The Division has previously recognized the point that certain practices can cause reputational injury and result in economic injury, for example, if it is disclosed that a company is importing goods made using child labor or forced labor. *E.g., PPG Industries, Inc.* (22 January 2001).

---

[1] The fact that the Fund's proposal is keyed to the enactment of a federal law and the impact of the Act on the Company should suffice to answer the point in National Semiconductor's letter (at pp. 4-5) that there are no "significant social policy issues" here. The AJCA was enacted for the purpose of effectuating "social policy," namely, domestic job creation. Questions about whether the Company is using (and is perceived as using) the financial rewards of the Act to achieve that goal are hardly devoid of a policy component.

Thus, the Fund's resolution is similar in character to other resolutions where no-action relief has been denied. The no-action letters cited by National Semiconductor do not address rulings of the sort cited above, as well as such no-action letters as *General Electric Co.* (3 February 2004) and *Sprint Corp.* (5 February 2004). The former requested a report "evaluating the risk of damage to GE's brand name and reputation in the United States as a result of outsourcing and offshoring of both manufacturing and service work to other countries," while the Sprint proposal sought a "report evaluating the risk of damage to the Company's brand name and reputation in the United States resulting from Sprint's offshoring initiative." Objections based on the "ordinary business" objection were rejected in each instance. *Cf. Morgan Stanley Dean Witter & Co.* (11 January 1999); *Merrill Lynch & Co.* (25 February 2000).

The no-action letters cited by National Semiconductor may be distinguished on a variety of grounds. The Company relies heavily on *General Electric Co.* (13 January 2006), which was omitted, but which was significantly different from the *General Electric* proposal of two years earlier. The 2006 *GE* proposal sought a report evaluating risk of damage to the company's reputation as a result of the "growing tendency to send manufacturing and service work to other countries." The 2006 *General Electric* proposal was thus not as concrete as the Fund's proposal, which is keyed to a specific Congressional enactment and its very specific impact on the Company, not to some vague "growing tendency."

The same may be said of the other no-action letters that National Semiconductor cites, which focus not on how a company may respond to a specific legislative enactment, but how the company is responding to specific situations that are endemic to the business that the company is in. *See Dow Chemical Co.* (23 February 2005) (request for detailed report on company's response to specific litigation); *Cinergy Corp.* (5 February 2004) (asking an energy company for report on risks from greenhouse gas emissions); *Newmont Mining Corp.* (4 February 2004) (asking a mining company to report on environmental hazards of its business); *Willamette Industries, Inc.* (20 March 2001) (asking a forest products company to report on environmental issues in its business). *Cf. Mattel, Inc.* (4 February 2005) (requesting extremely detailed "impact statement" about job losses and dislocations at company, thus implicating the "micro-management" concern cited in 1998 Release).

We note finally National Semiconductor's citation of Staff Legal Bulletin No. 14C (the "Bulletin"), which sought to provide further guidance in discerning where there is a "significant policy" issue. National Semiconductor appears to read the Bulletin (and the 2006 *GE* letter) is a *per se* prohibition on proposals related to risk, but the Bulletin is more nuanced than the Company argues.

Section D.2 of the Bulletin, which deals with the (i)(7) exclusion makes it clear that the pertinent discussion relates to "environmental or public health issues." Section D.2 goes on to indicate that proposals seeking an "internal assessment" of risks "that the company faces as a result of its operations that may adversely affect the environment or the public health" may be excluded.[2] Of course, the Fund's proposal does not deal with environmental or public health issues, but with issues affecting the Company's economic health – which are surely a proper subject for a shareholder resolution.

Conclusion.

For the foregoing reasons, the Fund respectfully asks the Division to advise National Semiconductor that the Division does not concur in the Company's assessment that the Fund's proposal may be omitted from the Company's proxy materials.

Thank you very much for your consideration of these points. Please do not hesitate to contact me if there is something further that the Fund can provide.

Very truly yours,

Cornish F. Hitchcock

cc: Ora T. Fisher, Esq.
Barry M. Bryer, Esq.

---

[2] The Bulletin's reference to an "internal" assessment is not clear, and National Semiconductor argues that the Fund is seeking such an "internal" review. Suffice it to say that the Fund's resolution seeks an assessment by a committee of independent directors, precisely so that the analysis would not be "internal" or driven exclusively by management's views.

Ora T. Fisher
Direct Dial: (650) 463-2616
ora.fisher@lw.com

LATHAM & WATKINS LLP

140 Scott Drive
Menlo Park, California 94025
Tel: (650) 328-4600 Fax: (650) 463-2600
www.lw.com





July 18, 2006

**BY HAND DELIVERY**

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: National Semiconductor Corporation; Shareholder Proposal Submitted by Amalgamated Bank LongView Collective Investment Fund

Ladies and Gentlemen:

Our client, National Semiconductor Corporation, hereby wishes to withdraw its request for no-action relief dated June 12, 2006 in the above referenced matter. Cornish F. Hitchcock, Esq., as agent for the proponent, Amalgamated Bank LongView Collective Investment Fund, has provided a letter stating that the proposal has been withdrawn; enclosed herewith is a copy of the letter.

If there are any questions, please do not hesitate to call me at (650) 463-2616 or my partner Barry Bryer at (212) 906-1340.

Sincerely,

Ora T. Fisher
of LATHAM & WATKINS LLP

Enclosure

cc: John M. Clark III, National Semiconductor Corporation
Barry A. Bryer, Latham & Watkins LLP
Cornish F. Hitchcock, Amalgamated Bank LongView Collective Investment Fund

SV\515073.1

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960

E-MAIL:
CONH@HITCHLAW.COM

18 July 2006

Mr. John M. Clark, III
Senior Vice President, General
Counsel and Secretary
National Semiconductor Corporation
2900 Semiconductor Drive
M/S G3-135
Santa Clara, California 95051

Re: Shareholder proposal from Amalgamated Bank LongView Collective Investment Fund to National Semiconductor Corporation

Dear Mr. Clark:

This will confirm that Amalgamated Bank LongView Collective Investment Fund hereby withdraws the shareholder resolution previously submitted to you for inclusion in the proxy materials that National Semiconductor Corporation plans to circulate in anticipation of its 2006 annual meeting.

Please do not hesitate to contact me if there are any questions in this regard.

Very truly yours,

Cornish F. Hitchcock